Exhibit 12.1
Ratio of Earnings to Fixed Charges

	(Unaudited)				(Unaudited)
	Three Months Ended				Nine Months Ended
	September 30,				September 30,
(in thousands of dollars)	2007		2006		2007		2006

Earnings:

Income before taxes	$186,737		$96,631		$420,787		$399,000

Add: Fixed charges, excluding interest on deposits	127,224		91,836		306,536		256,850

Earnings available for fixed charges, excluding interest on deposits	313,961		188,467		727,323		655,850
Add: Interest on deposits	320,490		194,623		715,321		515,969

Earnings available for fixed charges, including interest on deposits	$634,451		$383,090		$1,442,644		$1,171,819

Fixed Charges:
Interest expense, excluding interest on deposits	$121,032		$89,052		$294,665		$248,521
Interest factor in net rental expense	6,192		2,784		11,871		8,329

Total fixed charges, excluding interest on deposits	127,224		91,836		306,536		256,850
Add: Interest on deposits	320,490		194,623		715,321		515,969

Total fixed charges, including interest on deposits	$447,714		$286,459		$1,021,857		$772,819

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	2.47	x	2.05	x	2.37	x	2.55	x
Including interest on deposits	1.42	x	1.34	x	1.41	x	1.52	x